ทะเบียนเลขที่ บมจ. 53

82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/187 /2005

Finance Dept.

Tel.0-2537-4512, 0-2537-4611


05008163

May 11, 2005

SUPPL

RECEIVED
2005 MAY 19 A 9:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing PTTEP Iran Company Limited

Reference is made to PTT Exploration and Production Public Company Limited or PTTEP's establishment of PTTEP Iran Company Limited (a subsidiary of PTTEP) on March 1, 2005 to carry out petroleum exploration and development in the Islamic Republic of Iran.

PTTEP wishes to report the additional information that PTTEP Iran Company Limited's fully-paid up registered capital is USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Middle East Company Limited (a subsidiary of PTTEP).

Yours sincerely,

Maroot Mrigadat

President

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

No.12/2005

PTTEP Performance for 1st quarter and Its Future Plan

Mr. Maroot Mrigadat, President of PTT Exploration and Production Public Company Limited (PTTEP) disclosed PTTEP performance for the first quarter as follows:

PTTEP's Net Profit Records 4,254 Million Baht

PTTEP and its subsidiaries had a net profit of 4,254 million baht. This was an increase of 876 million baht or 6.50 baht per share-diluted or 26% from 3,378 million baht or 5.17 baht per share-diluted in the same quarter of last year.

The total revenues went up to 13,528 million baht from 10,658 million baht in the same quarter of last year, an increase of 27% or 2,870 million baht.

Attributing to the higher income was the sales volume which went up to 142,685 barrels of oil equivalent per day (BOED) or 10%, mainly from natural gas and condensate of Bongkot, Pailin and Yetagun projects, compared with 129,187 BOED from the same quarter of last year. Another factor was the average sales price which was 25.42 USD/BOE compared to 21.76 USD/BOE in the same period last year.

Increasing Production in Major Projects to Respond to Rising Local Demands

Thailand's demand for natural gas and electricity continued to climb during the first three months of this year. Demand for natural gas rose 15% while that of electricity went up 7% respectively when compared with the same period of last year. In order to respond to the rising demand, PTTEP is increasing production for major existing projects both in Thailand and in foreign countries such as Bongkot, Pailin, Yetagun and S1; and at the same time, it is speeding up the development of projects that will come on stream in the future such as Nang Nuan which is expected to start production in the next few weeks, Arthit which completed biddings for its major contracts during the first quarter and will have the wellhead platform installed in the third quarter of this year, and the Thai-Malaysia Joint Development Area (MTJDA) which the Cabinet at its session on May 3, 2005 approved the draft Gas Sales Agreement for Blocks B-17, C-19, and B-17-01. PTTEP expects to ink the agreement in the

555 อาคารสำนักงาน ปตท.สผ.
ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900




Anniversary

near future. In Myanmar, 2 exploration wells will be drilled at Myanmar M7 & M9 project also completed was the 3rd appraisal well at Vietnam 9-2 project where crude oil has been found and the testing the flow rate is on going.

Expanding Business to Asia-Pacific, the Middle East and North Africa

PTTEP is expanding its investment in many Asia-Pacific countries including Myanmar, Malaysia, Vietnam, and most recently, Cambodia where PTTEP signed a farm-out agreement for Block B with Resourceful Petroleum Limited (RPL). To hold 40% equity as well as to be the operator. The contract is now being verified by the Government of Cambodia. A production sharing contract is expected to be signed afterwards. Preliminary assess showed Block B has natural gas and crude oil potential. PTTEP will conduct seismic surveys and drill one exploration well in the first three years.

In the Middle East, PTTEP found success in Oman and Iran. On April 27, 2005, PTTEP signed a gas sales agreement with the Government of Sultanate of Oman to sell natural gas from Shams Field in Block 44 to the Omani Ministry of Oil and Gas at the rate of 50 million cubic feet per day by the first quarter of 2006. Three days later, on April 30, PTTEP signed an exploration and development contract with the National Iranian Oil Company or NIOC, for the 100% rights to explore and develop onshore Saveh Block in the Islamic Republic of Iran for 25 years. Both contracts mark PTTEP's significant progress in the Middle East.

PTTEP also keeps with the policy of the Ministry of Energy to reduce the import of crude oil which has significantly contributed to the country's trade deficit. The company continues to find investment opportunity in other countries in the Middle East. It is currently holding talks with Bahrain for possible studies on petroleum potential in that country. PTTEP is also looking forward to find investment opportunity in Libya which is a lightly explored area and is situated near Europe where the demand for petroleum is high. Apart from that, PTTEP is now drilling exploration wells in Projects 413a and 416b in Algeria, North Africa.

....

May 10, 2005

For more information, please contact Sidhichai Jayant/Tongchit Wattanametee
External Relations Department, tel. +66 (02) 537 4592, 537 4587

555 อาคารสำนักงาน ปตท.สผ.
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บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.192 /2005

Finance Department
Tel. 0-2537-4509

May 13, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on May 12, 2005. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,266,964,000.00 (Three thousand two hundred and sixty six million, nine hundred and sixty four thousand Baht)
2. The Company's issued and paid-up shares are 653,392,800 (Six hundred and fifty three million, three hundred and ninety two thousand and eight hundred shares), which are categorized as follows:

Ordinary Shares :	653,392,800	(Six hundred and fifty three million, three hundred and ninety two thousand and eight hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President